CONTENTS

Letter to Stockholders . . . . . . . . 1
Highlights and Stock Information  . . .2
Planning Today For a Better Tomorrow  .3
Board of Directors and
Executive Officers  . . . . . . . . . .4
Branch Managers and Associates  . . . .5
Management's Discussion
and Analysis . . . . . . . . . . . . . 6
Selected Consolidated Financial Data  12
Consolidated Financial Statements  . .13
Independent Auditor's Report . . . . .27
Statement of Management's
Responsibility  . . . . . . . . . . . 28
Corporate Profile . . . . . Inside Cover

Executive Officers of Bancorp
         Roger J. Wertenberger
         Chairman of the Board and
         Chief Executive Officer

         Maurice F. Winkler, III
         President and
         Chief Operating Officer

         Carole J. Leins
         Corporate Secretary

Independent Auditors
         Geo. S. Olive & Co. LLC
         201 North Illinois Street
         Indianapolis, IN  46204

Legal Counsel
         Manatt, Phelps & Phillips
         1200 New Hampshire Avenue N.W.
         Suite 200
         Washington, D.C.  20036

Transfer Agent
         Fifth Third Bank
         Corporate Trust Administration
         38 Fountain Square Plaza
         Cincinnati, OH  45263
         TEL:  513-579-6016
                   800-336-6782
         FAX:  513-744-6785

                                CORPORATE PROFILE

Peoples Bancorp (the Company) is a holding company formed in 1990. It's stock is traded on NASDAQ National Market System under the symbol PFDC.

The Company's  primary asset is Peoples Federal Savings Bank of Dekalb ounty(the
Bank). The Bank was formed in 1925 and has grown to assets of more than $290 million.

The Bank's Main office is located in Auburn, Indiana with full service offices in Avilla, Columbia City, Garrett, Kendallville and LaGrange.

The Bank's financial services include mortgages, trusts, consumer banking, and individual retirement accounts.

The Bank is a member of the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corp.

                              CORPORATE INFORMATION

  Form 10-K Report
  A copy of the Company's 10-K, including financial statements as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders of the Company upon written request to the Secretary, Peoples Bancorp, 212 West 7th Street, P.O. Box 231, Auburn, Indiana 46706. As of the close of business on September 30, 1997, the Company had approximately 1,500 stockholders.

                                 ANNUAL MEETING

  The annual meeting of stockholders of Peoples Bancorp will be held Wednesday, January 14, 1998 at 2:00 p.m. at Greenhurst Country Club, 1740 North Main Street, Auburn, Indiana 46706.

                                 ABOUT THE COVER

  Investing in our customers and the communities we serve" is this year's 1997 Annual Report theme. On the cover: (top left) Richard Lewton, Branch Manager, delivers mortgage papers to a customer; (top right) Branch Manager, Kay Smith, working with Hertha Moran, Garrett Librarian, a recipient of donation support; (lower left) Clark Ream, Branch Manager and long term park board member, visiting with Kendallville Mayor, Larry McGahen, at the newly landscaped park garden; (lower right) Branch Manager, Andy Anderson, delivering mortgage papers with the Scott Gates family in Columbia City.

TO OUR STOCKHOLDERS:

         We are pleased to report net income for the fiscal year of $4,202,192, an increase of 30% over the $3,212,458 earned during the same period one year ago. However, we must remember the F.D.I.C. assessment in fiscal 1996 reduced our after-tax income by approximately $893,000.

         Capital now stands at $44.3 million, which gives the Bancorp a net worth to asset ratio of 15.24%. The return on average assets (ROA) was 1.47%, and the return on equity (ROE) was 9.69%. Your Board of Directors has taken steps to improve the ROE, such as renewing the Stock Repurchase Plan. During the past fiscal year, we repurchased 64,170 shares of common stock at a cost of $1,360,208. Cash dividends of $0.41 per share ($1,391,751) were paid during the year. This was the tenth consecutive year that the cash dividends have been increased.

         An investment in Peoples Bancorp continues to be rewarding to shareholders. A stock split in the form of a stock dividend was declared in October, 1997. One additional share of common stock was issued for each two outstanding shares to stockholders of record on November 7, 1997.

         Assessing the needs of our market area has led us to several expansion projects. We expect to have a new ATM and debit card service for our customers by early 1998, and we are in the process of securing a second banking location in the Columbia City area. This new location will provide additional convenience for our customers in that area.

During the past year, Max E. Robart retired as Executive Vice President. Mr. Robart had been with Peoples since 1984, and his banking career spanned 41 years. We thank him for his years of service, as his influence upon the Bank will be long felt. Jay Grate was promoted to Vice President of Lending Operations upon Mr. Robart's retirement. Mr. Grate has worked in the Bank for the past ten years in several lending areas.

         Donald E. Budd was hired in 1997 as Vice President and Trust Officer. He will service the trust needs of our client base, as well as develop new trust business for the Bank. Budd has 21 years of experience in the banking industry, the past six years specializing in trust, estate planning, and investment services. Mr. Budd was formerly vice president and trust officer of Citizens Bank of Kentucky.

        Effective January 1998,Jack L. Buttermore, a valued and trusted advisor, will retire from the Board of Directors after 17 years of service. Mr. Buttermore was first elected to the Board of Peoples Federal Savings Bank in 1980. His wise and valuable contributions have helped guide the Bank to the position of strength and stability it holds today. Mr. Buttermore will continue to serve the Bank as a Director Emeritus.

         On behalf of the Board of Directors, we would like to thank you--our stockholders, customers, and fellow employees for your continued confidence and support.

         Information listed below has been adjusted for stock split
                        Market Price          Dividends
                 --------------------------
                      Low          High       Per Share
                 ------------   -----------   ----------
Fiscal 1996
1st QTR             $ 12.83      $ 13.67        $0.10
2nd QTR               13.00        15.33         0.10
3rd QTR               14.50        15.33         0.10
4th QTR               14.67        21.17         0.11

Fiscal 1996
1st QTR             $ 13.50      $ 14.83        $0.09
2nd QTR               12.50        13.92         0.09
3rd QTR               12.50        14.00         0.09
4th QTR               12.83        13.50         0.10
The price of PFDC stock traded on NASDAQ on November 25, 1997 was $23.00


This page also included graphs depicting comparisons of total assets, net loans, stockholder's equity, and dividends per share for the years 1992 through 1997.

Planing Today for a Better Tomorrow

Peoples Federal produced excellent results in 1997 as this annual report shows, continuing on its course of achieving customer satisfaction through a sound offering of products and services. Peoples launched new products to improve existing services and made plans for changes ahead in 1998, all with an eye toward improving customer service.

         Our promise is to invest in the technology and people necessary to prepare for the future while maintaining a strong financial picture for the present. The bank will continue to grow steadily for the long run while producing results for our stockholders, customers, and the communities we serve that surpass the competition.

         With constant new technology to improve the service we can provide to our customers, it is truly an exciting time in the banking industry. For 1998, we plan to continue to build on our strength of local decision making through the branch network while seeking efficiencies corporate-wide

Initiatives already in progress include:

   Introducing Automated Teller (ATM) and Debit Cards;
   Establishing a wide-area computer network to electronically link our branches; and
   Implementing a new mortgage processing system.

         Peoples Federal is preparing to launch an ATM and debit card service by early 1998. Customers will be able to tap into the existing network at about 7,000 ATM machines worldwide. Debit cards will give Peoples Federal customers a convenient way to pay for purchases directly from their checking accounts without the hassle of writing a check. As an added safety precaution, customers will be able to add their picture on the card to prevent an unauthorized person from using the card.

         Peoples also plans to install a wide-area network to enable our offices to work together better by sharing information electronically. The network, to be completed in `98, will improve communications among the branches, reduce long distance telephone costs, and most importantly, enhance our customer service.

         All of this technology would be wasted if our staff was not ready to make the most of it. That's why Peoples is also investing in our greatest asset, our employees, through computer training and product knowledge, so they are ready to make a smooth transition to the new systems and promote the products.

         Peoples continues to gain mortgage customers in each of the areas we serve sparked by a strong local economy. Whether it is the new Noble Hawk subdivision in Kendallville, Eagle Glen and Sugar Creek Estates in Columbia City, Maple Knoll, Maple Glen, and Baltimore Place in Garrett, Hunter's Glen or the soon-to-be-constructed Bridgewater development in Auburn, all of the areas Peoples serves are experiencing a new housing surge, which gives us the opportunity to provide a higher volume of mortgage services. This established pattern of building is expected to continue for 1998, and Peoples has the products to serve that market.

         While 1998 promises to be a year of exciting improvements, 1997 was also a year of accomplishments.

         A new and dynamic way of presenting checking statements, check imaging, was fully implemented. The new method of sending our customers images of their canceled checks along with their statements has been well received. With this new technology, customers have copies of checks when they need them. All of the same information as a traditional statement is provided more efficiently with the added advantage of reducing postage costs.

         Peoples celebrated the remodeling of the LaGrange office with an open house in September. The refurbishing contributes to an efficient, contemporary facility. We want our customers to enjoy coming to our branches because of the pleasant atmosphere and friendly service.

         Sign improvements were recently made in Avilla, Garrett, and Columbia City enabling us to promote our new products and special rates. This is essential to these markets because some customers may not have a daily newspaper but often drive by the bank.

         Expanded and improved training on club checking products, such as Rx Prescription Advantage and Children's Safety ID Network were added to the club accounts. The Rx Prescription Advantage provides benefits to checking club members with discounts at local drugstores by belonging to the plus checking club. The Safety ID Network enables customers to enter the pictures of children in a nationwide protection network with a digitized photo and description of a child by calling a toll-free number. A child's description can be sent anywhere in the country should the need ever arise.

         We're excited about our accomplishments and look forward to the year ahead, but we'll continue to remember the keystone that has contributed to our success for more than 70 years: Our commitment is to our customers and the community.

This page displayed photographs
of the members of the board    Roger J. Wertenberger
of directors, and the          Chairman of the Board and Chief Executive
executive officers of the      Officer of the Bank, Auburn, Indiana.
bank.                          Director since 1954.

                               Robert D. Ball
                               Former principal owner of Ball Brass and Aluminum Foundry, Inc. Auburn, Indiana Director since 1982.

                               Lawrence R. Bowmar
                               Retired Vice President-Consumer Loans of the Bank, Auburn, Indiana
                               Director from 1974-1992 and 1993-present.

                               Jack L. Buttermore
                               Owner of Buttermore Farms, Auburn, Indiana
                               Director since 1980.

                               John C. Harvey
                               Physician, Auburn, Indiana
                               Director since 1979.

                               Douglas D. Marsh
                               Chairman of the Board, Applied
                               Innovations, Inc. Chicago, Illinois
                               President, Bridgewater Golf Co. Auburn, Indiana Associate, Auburn Realty, Auburn, Indiana Director since 1982.

                               John C. Thrapp
                               Attorney, Thrapp & Thrapp
                               Kendallville, Indiana
                               Director since 1990.

                               Maurice F. Winkler, III
                               President and Chief Operating Officer
                               of the Bank, Auburn, Indiana
                               Director since 1993.

                               Lloyd M. Cline
                               Director Emeritus

                               Jesse A. (Jack) Sanders
                               Director Emeritus

                               Russell A. Spice
                               Director Emeritus

                                      EXECUTIVE OFFICERS OF THE BANK

          Roger J. Wertenberger                     Donald E. Budd
          Chief Executive Officer                   Vice President-Trust Officer

          Maurice F. Winkler, III                   Carole J. Leins
          President and Chief Operating Officer     Corporate Secretary

          Jeffery L Grate                           Deborah K. Stanger
          Vice President-Lending Operations         Vice President-Chief
                                                    Financial Officer
          Herma F. Fields
          Vice President-Savings


This page includes a photograph of the Bank's branch managers

ASSOCIATES

Molly Allen o Karyn Alwine o Trisha Arnold o Dewayne Anderson o Trisha Arnold o Cathy Banet o Vicki Beasley o Cheryl Bherns o Debby Blevins o Lisa Boardman o Elaine Bolinger o Shane Bowen o Kay Brandon o Susan Branscum o Mona Brown o Don Budd o Jean Bush o Retha Butler o Michele Carnahan o Chris Coleman o Larry
Cooney o Linda Cummins o Sharleen DeJohn o Herma Fields o Delores Forbes o Teresa Fox o Mandy Fugate o Scott Gates o Jay Grate o Sheryl Hanes o Bonnie Harlan o Marilee Harris o Stefanie Harris o CJ Herendeen o Paula Hertsel o Jennifer Hochstetler o Adina Houser o Courtney Jacobs o Sherry Johnson o Cindy Jollief o Dixie Jones o Heather Jones o Paula Jones o Heather Kaiser o Mary Ann Ketzenberger o Rebecca Klingenberger o Lisa LaVergne o Carole Leins o Ann Leis o Richard Lewton o Helen Lindley o Jodi Manier o Eleanor Manns o Sandra McAfee o Delara Miller o Gayle Morris o Nadia Mundroff o Donna O'Dell oTrisha Patton o Linda Plattner oJane Pepple o Kristie Prater o Jenny Pressler o Clark Ream o Lora Refner o Standing First Row: DeWayne Anderson Karen Reust o Rita Richardson
o Dawn Rieke o Linda Columbia City, Kristie Prater, Avilla, Second Rodebaugh o Joatta Sayles o Richard Shankle o Monica Row: R. Clark Ream, Kendallville, Kay Smith Sheets o Kay Shepherd o Diane Slone o Kay Smith o Garrett, Third Row:
Richard Lewton, LaGrange Deborah Stanger o, Brenda Strohm o Cheri Taylor o John Thrapp o Shalisa Troyer o Patricia Trumbull o Kathy VanAllen o Linda Walker o Tracy Walker o John Weigel o Mary Welch o Roger Wertenberger o Maury Winkler o Becky Workman o Monique Zawadzke

Office Locations

Auburn Office--212 West 7th St., Auburn, IN 46706

Avilla Office--105 North Main St., Avilla, IN 46710

Columbia City Office--123-129 S. Main St., Columbia City, IN 46725

Garrett Office--1212 S. Randolph St, Garrett, IN  46738

Kendallville Office--116 W Mitchell St., Kendallville, IN 46755

LaGrange Office--414-418 S Detroit St., LaGrange, IN  46761

General

         Peoples Bancorp (the "Company") is an Indiana corporation organized in October, 1990 to become the thrift holding company for Peoples Federal Savings Bank (the "Bank"). The Company is the sole stockholder of Peoples Federal. The Bank conducts business from its main office in Auburn and in its six full-service offices located in Avilla, Columbia City, Garrett, Kendallville, and LaGrange, Indiana. Peoples Federal offers a full range of retail deposit services and lending services to northeastern Indiana. The Company's primary business activity is being the holding company for Peoples Federal.

         Historically, the principal business of savings banks, including Peoples Federal, has consisted of attracting deposits from the general public and making loans secured by residential real estate. Peoples Federal's net earnings are contingent on the difference or spread between the interest earned on its loans and investments and the interest paid on its consumer deposits and borrowings. The Bank is also significantly affected by prevailing economic conditions, government policies, regulations, interest rates, and local competition.

         The Company's earnings are primarily dependent upon the earnings of the Bank. Interest income is a function of the balance of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. Peoples Federal's earnings are also affected by gains and losses on sales of loans and investments, provisions for loan losses, service charges, income from subsidiary activities, operating expenses and income taxes.

         On a yearly basis, Peoples Federal updates its long-term strategic plan. This plan includes, among other things, Peoples Federal's commitment to maintaining a strong capital base and continuing to improve the organization's return on assets through asset growth and controlling operating expenses. Continued careful monitoring of Peoples Federal's interest rate risk is also cited as an important goal. As a result, continued origination of short-term consumer and installment loans, prime plus equity loans, adjustable rate mortgage loans, and fixed-rate real estate loans with original terms of 15 years or less will be emphasized.

         The  following   table  sets  forth  the  weighted   average  yield  on
interest-earning assets and the weighted average rate on interest- bearing liabilities for the years ending September 30, 1997, 1996, and 1995.


                                           September 30
                                   -----------------------------
                                      1997      1996     1995
                                   --------- --------- ---------
Weighted average interest rate on:
     Loans                            8.15%     8.33%     8.17%
     Securities                       5.89      5.64      5.20
     Other interest-earning assets    6.42      6.19      7.19
     Combined                         7.76      7.85      7.68
Weighted average cost of:
     NOW and savings deposits         2.78      2.64      2.61
     Certificates of deposit          5.64      5.70      5.59
     Borrowings                       4.85      5.94      5.73
     Combined                         4.80      4.79      4.65
Interest rate spread                  2.96      3.06      3.03
Net yield on weighted average
     interest-earning assets          3.70      3.75      3.70


         The  following   table  sets  forth  the  weighted   average  yield  on
interest-earning assets and the weighted average rate of interest- bearing liabilities at September 30, 1997, 1996 and 1995.

                                             At September 30
                                      -------------------------------
                                        1997        1996      1995
                                      ----------  ---------  --------
Weighted average interest rate on:
          Loans                         8.34%       8.02%      8.31%
          Securities                    5.41        5.18       5.19
          Other interest-earning assets 6.20        6.81       6.41
          Combined                      7.89        7.57       7.79
Weighted average cost of:
          NOW and savings deposits      2.98        2.80       2.70
          Certificates of deposit       5.78        5.72       5.92
          Borrowings                    5.31         ---       5.83
          Combined                      4.97        4.89       4.94
Interest rate spread                    2.92        2.68       2.85


Asset and Liability Management

         Peoples Federal, like other savings banks, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium-term maturities, mature or reprice more rapidly than its interest-earning assets. Although having liabilities that mature or reprice more frequently on average than assets will be beneficial in times of declining interest rates, such an asset/liability structure will result in lower net income during periods of rising interest rates, unless offset by other factors such as noninterest income.

         Historically, all of Peoples Federal's real estate loans were made at fixed rates. More recently, the Bank has adopted an asset and liability management plan that calls for the origination of residential mortgage loans and other loans with adjustable interest rates, the origination of 15-year or less residential mortgage loans with fixed rates, and the maintenance of investments with short to medium terms.

         The following table illustrates the projected maturities and the repricing mechanisms of the major asset and liability categories of Peoples Federal as of September 30, 1997. Maturity and repricing dates have been stated to reflect the contractual maturity and repricing dates. The information presented in the following table is derived from information that is provided to the OTS in "Schedule CMR: Maturity and Rate" filed as part of Peoples Federal's September 30, 1997, quarterly report. The data contained in the following report is the contractual repricing information and does not contain any assumptions regarding repricing.

                                                           At September 30, 1997
                                                           (Dollars in Thousands)
                                     ---------------------------------------------------------------------
                                      3 Months More than 3 Months                      Over
Period to maturity or repricing       or Less   Thru 1 Year    1-3 Years   3-5 Years   5 Years     Total
                                     ---------  ------------  ----------- ----------- ---------  ---------
Interest earning assets:
    Adjustable rate loans            $ 15,052    $ 29,351      $ 3,512     $ 6,446    $      -   $ 54,361
    Fixed rate loans                    1,632       2,084          935       3,902     164,006    172,559
    Investment securities              11,799       4,881       12,057       9,555       8,147     46,439
    Consumer and other loans            1,216       2,571        2,843       3,439       2,667     12,736
                                     ---------  ------------  ---------   ----------- ---------  ---------
    Total Assets Subject to Repricing  29,699      38,887       19,347      23,342     174,820    286,095
                                     ---------  ------------  ---------   ----------- ---------  ---------
Liabilities Subject to Repricing:
    Certificates of deposit            52,665      52,008       59,385       6,977          -     171,035
    N.O.W. and other transaction
      accounts                         25,670           -            -           -          -      25,670
    Passbook accounts                  34,564           -            -           -          -      34,564
    Money market accounts              10,271           -            -           -          -      10,271
    Borrowings                          3,162           -                                           3,162
                                     ---------  ------------  ----------  ---------- ---------  ----------
    Total Liabilities Subject to
      to repricing                    126,332      52,008       59,385       6,977          -     244,702
                                     --------   ------------  ----------  ---------- ---------  ----------
Excess (deficiency) of rate sensitive
    assets over rate sensitive
    liabilities                      $(96,633)  $ (13,121)   $ (40,038)    $16,365    $174,820    $41,393
                                     =========  ============ =========== =========== ========== ==========

Cumulative excess (deficiency) of rate
    sensitive assets over rate
    sensitive liabilities           $(96,633)    $(109,754)  $(149,792)  $(133,427)   $41,393     $41,393
                                    =========   ============ =========== =========== ========== ==========


As a % of Total Assets
    Subject to Repricing             (33.78)%    (38.36)%     (52.36)%     (46.64)%     14.47%      14.47%


A negative interest rate gap leaves Peoples Federal's earnings vulnerable to periods of rising interest rates because during such periods, the interest expense paid on liabilities will generally increase more rapidly than the interest income earned on assets. Conversely, in a falling interest rate environment, the total expense paid on liabilities will generally decrease more rapidly than the interest income earned on assets. A positive interest rate gap will have the opposite effect. The Company's management believes that the Bank's interest rate gap in recent periods has generally been maintained within an acceptable range in view of the prevailing interest rate environment. Interest Income

         Net interest income decreases during periods when the spread is narrowed between the Bank's weighted average rate at which new loans are originated and its weighted average cost of liabilities. In addition, the Bank's ability to originate and sell mortgage loans is affected by market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds.

         The following table sets forth the weighted average yields earned on the Bank's assets and the weighted average interest rates paid on the Bank's liabilities.


                                                                                   Years ended September 30
                                                                                    (Dollars in Thousands)
                                  --------------------------------------------------------------------------------------------------
                                                 1997                             1996                              1995
                                  -------------------------------- --------------------------------  -------------------------------
                                    Average    Interest               Average    Interest              Average    Interest
                                  Outstanding  Earned/    Yield/    Outstanding   Earned/   Yield/   Outstanding   Earned/   Yield/
                                    Balance      Paid      Rate       Balance      Paid      Rate      Balance      Paid      Rate
                                  ----------- ---------- --------- ------------- --------- --------  ------------ --------- --------
Interest-earning assets:
  Loans(1)                         $230,278    $ 18,758    8.15%     $223,861    $ 18,646    8.33%    $218,789    $ 17,877     8.17%
  Investment securities              34,992       2,060    5.89        36,655       2,068    5.64       43,261       2,284     5.20
  Other interest-earning assets      16,822       1,080    6.42        16,513       1,022    6.19        7,290         524     7.19
                                  ----------- ----------           ------------- ---------           ----------   ---------
  Total interest-earning assets     282,092      21,898    7.76       277,029      21,736    7.85      269,340      20,685     7.68
                                              ----------                         ---------                        ---------
Allowance for loan losses              (883)                             (932)                           (977)
Other assets                          3,484                             3,796                            3,571
                                  -----------                      -------------                     -----------
Total Assets                       $284,693                          $279,893                         $271,934
                                  ===========                      =============                     ===========

Interest-bearing liabilities:
   NOW and savings deposits        $ 70,004    $  1,949    2.78      $ 70,043    $  1,846    2.64     $ 72,382    $  1,892     2.61
   Certificates of deposit          166,557       9,402    5.64       163,758       9,341    5.70      157,902       8,819     5.59
   Borrowings                         2,412         117    4.85           724          43    5.94          279          16     5.73
                                  ----------- ----------           ------------- ---------           ----------   ---------
   Total interest-bearing
       liabilities                   238,973     11,468    4.80       234,525      11,230    4.79      230,563      10,727     4.65
                                              ----------                         ---------                        ---------
Other liabilities                     2,358                             2,513                            1,006
Stockholders' equity                 43,362                            42,855                           40,365
                                  -----------                      -------------                     -----------
Total Liabilities and
   Stockholders' equity            $284,693                          $279,893                         $271,934
                                  ===========                      =============                     ===========

Net interest income/spread                     $ 10,430    2.96                  $ 10,506    3.06                 $  9,958     3.03
                                              ==========                         =========                        =========
Net yield on interest earning assets                       3.70                              3.75                              3.70

(1) Average balances include nonaccrual balances.

         The Company has supplemented its interest income through purchases of investment securities when appropriate. Such investments include US Government securities, including those issued and guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), and the Government National Mortgage Association ("GNMA"), and state and local obligations. This activity (a) generates positive interest rate spreads on large principal balances with minimal administrative expense; (b) lowers the credit risk of the Bank's loan portfolio as a result of the guarantees of full payment of principal and interest by FHLMC, FNMA, and GNMA;
(c) enables the Bank to use securities as collateral for financings in the capital markets; and (d) increases the liquidity of the Bank.

         In addition to changes in interest rates, changes in volume can have a significant effect on net interest income. The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected Peoples Federal's interest income and expense for the periods indicated. For the purposes of this table, changes attributable to both rate and volume which cannot be separated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                Years ended September 30,
                                 ---------------------------------------------------------------------------------
                                        1997 vs 1996                1996 vs 1995                1995 vs 1994
                                 ---------------------------- -------------------------- --------------------------
                                       Increase                   Increase                 Increase
                                      (Decrease)      Total      (Decrease)    Total      (Decrease)      Total
                                        Due to      Increase       Due to     Increase      Due to       Increase
                                 -----------------            ---------------            --------------
                                   Volume   Rate   (Decrease)  Volume   Rate  (Decrease)  Volume  Rate  (Decrease)
                                 --------- ------- ---------- -------- ------ ---------- -------- ----- ----------
Interest income from:
    Loans                          $457    $(345)    $112       $417    $352     $ 769    $1,144  $ 696    $1,840
    Mortgage-backed securities       (4)      -        (4)       (14)     (8)      (22)      (26)     -       (26)
    Investment securities           (86)     82        (4)       (371)   177      (194)      274    (84)      190
    Other interest-earning assets    20      38        58         581    (83)      498      (267)   258        (9)
                                 -------- -------  ---------- -------- ------- --------  -------- ------- ---------
    Total interest income           387    (225)      162         613    438     1,051     1,125    870     1,995
                                 -------- -------  ---------- -------- ------- --------  -------- ------- ---------
Interest expense from:
     NOW and savings deposits        (1)    104       103         (70)    24       (46)      (66)     8       (58)
     Certificates of deposit        159     (98)       61         341    181       522       651  1,296     1,947
     Borrowings                      80      (6)       74          26      1        27         9      -         9
                                  ------- -------  ---------- -------- ------- ---------  ------- ------- ---------
     Total interest expense         238       -       238         297    206       503       594  1,304     1,898
                                  ------- -------  ---------- -------- ------- ---------  ------- ------- ---------
Net interest income (expense)      $149   $(225)    $ (76)      $316    $232     $ 548     $ 531  $(434)   $   97
                                  ======= ======= =========== ======== ======= =========  ======= ======= =========




Operating Expense

         While operating expenses have increased, the increases have been due in large part to the expansion of the Bank's operations. The increases, with the exception of increased FDIC premiums, are service related and consist of the following: appraisal and legal fees in connection with loan originations, data processing due to automating manual systems; and start up costs for new services. Operating expenses as a percentage of the Bank's total assets were 1.46%, 2.12%, and 1.50% for fiscal years ended September 30, 1997, 1996, and 1995, respectively. However, the ratio for 1996 includes the special assessment by the FDIC to recapitalize the SAIF. Without this assessment, the ratio for 1996 would have been 1.58%.

         The Bank continuously seeks to reduce operating expenses. In this regard, the budget committee of the Board of Directors monitors the Bank's current operating budget on at least a quarterly basis to ascertain that expense levels remain within projected ranges and to establish competitive, as opposed to aggressive, rates for the Bank's various deposit accounts. The Bank's efforts to contain operating expense also include underwriting policies that attempt to reduce potential losses and conservative expansion of personnel.

Liquidity and Capital Resources

          The standard measure of liquidity for savings banks is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 5%, of which 1% must be comprised of short-term investments (i.e., generally with a term of less than one year). Liquid assets consist of cash and eligible investments, which include certain United States Treasury obligations, securities of various federal agencies, certificates of deposit at insured banks, federal funds, and bankers' acceptances. At September 30, 1997, the Bank had liquid assets of $43,773,723. This represents a ratio of liquid assets to total assets of 15.1%.

          The primary internal sources of funds for operations are principal and interest payments on loans and new deposits. In addition, if greater liquidity is required, the Bank can borrow from the FHLB. In the opinion of management, the Bank's liquid assets are adequate to meet mortgage commitments ($7,523,329 at September 30, 1997, all for residential mortgage loans), consumer loan commitments ($8,808,071 at September 30, 1997, primarily for home equity lines) and other obligations and expenditures.

          During the year ended September 30, 1997, there was a net decrease of $0.3 million in cash and cash equivalents. This decrease was primarily due to lower levels of cash on hand this year versus last. The loan portfolio increased approximately $12 million. The major sources of cash during the year were the increase in deposits of $6.7 million, the increase in borrowed funds of $3.2 million, securities maturities of $2.7 million which were not reinvested, and operating activities which provided $3.2 million.

          During the year ended September 30, 1996, there was a net decrease of $0.9 million in cash and cash equivalents. This decrease was primarily due to lower levels of cash on hand this year versus last. The loan portfolio increased approximately $4 million. The major sources of cash during the year were the increase in deposits of $2.3 million and operating activities which provided $3.8 million.

Results of Operations, Fiscal Year Ended September 30, 1997 Compared to Fiscal Year Ended September 30, 1996

          The company's net interest income decreased $117,346 to $10,380,240. This decrease was a combination of higher interest income and higher interest expense. Interest on loans increased $112,653 due to higher volumes partially offset by lower rates charged on the loans. Interest on securities remained stable at $2,052,480. While security volumes decreased during the year, the decrease was offset by higher rates earned on these investments. Other interest income increased slightly due to a combination of higher rates and higher volumes. Interest expense increased $237,969 due to a combination of higher rates paid on DDA and savings products, and higher volumes on certificate of deposit accounts and short term borrowings.

          Provision for loan losses increased $41,176 from $8,824 to $50,000 reflecting adjustments due to management's continuing review of its earning asset portfolio. Management's review of its loan portfolio is based on historical information, review of specific loans, and general economic conditions.

          Other income remained steady at $644,164 as compared to $640,928 last year.

          Total non-interest expense was $4,228,452, a decrease of $1,701,597. The biggest component of the decrease was deposit insurance expense. Last year the company was assessed a special charge of $1,500,870 to cover the SAIF fund recapitalization. After the special assessment, deposit insurance premiums decreased from 23 basis points to 6.3 basis points per $100 of insured deposits effective January 1, 1997. This accounted for an additional savings of $315,332 over the previous year. This savings was partially offset by increased occupancy and equipment expense of $111,736 due to the installation of the check imaging system and other capital improvements made during the year.

          The effective tax rates for the Company for the years ended 1997 and 1996 were 38.2% and 38.3% respectively.

Results of Operations, Fiscal Year Ended September 30, 1996 Compared to Fiscal Year Ended September 30, 1995

        The Company's net interest income increased to $10,497,586 for the fiscal year ended September 30, 1996, an increase of $589,987 from 1995. This increase was a combination of higher interest income partially offset by higher interest expense. Interest on loans increased $768,543 due to a combination of higher loan volume and higher rates being charged on loans. Interest income on securities and other interest earning assets showed an increase of $282,346. These increases were partially offset by an increase in interest expense of $502,136 from 1995. This increase was also due to a combination of higher volumes of deposits and higher rates paid by the Bank on these deposits.

          Provision for loan losses decreased $41,234 from $50,058 to $8,824 reflecting an adjustment due to management's continuing review of its earning asset portfolio. Management's review of its loan portfolio is based on historical information, review of specific loans, and general economic conditions.

          Other income increased $10,864 to $640,928 from $630,064 due to increased service charges on NOW accounts.

          Total non-interest expense was $5,930,049, an increase of $1,783,858. The special assessment from the FDIC accounted for $1,500,870 of this increase. The balance of the increase was composed of several small increases. Deposit insurance, excluding the special assessment, increased $13,964 to $531,316 due to higher volumes of insured deposits.

          The effective tax rates for the Company for the years ended 1996 and 1995 were 38.3% and 39.0% respectively

Impact of Inflation and Changing Prices

          The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars or fair value without considering changes in the relative purchasing power of money over time due to inflation.

          Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In a volatile interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

Year 2000

         The Company has an ongoing program to ensure that its operational and financial systems will not be adversely affected by year 2000 software failures. While the Company believes it is taking all appropriate steps to assure year 2000 compliance, it is dependent on vendor compliance to some extent. The Company is requiring its systems and software vendors to represent that the services and products provided are, or will be, year 2000 compliant, and has planned a program of testing compliance. The Company estimates that the cost to redevelop, replace or repair its technology will not be material.

Future Accounting Issues

     The FASB issued SFAS No. 123 Accounting for Stock- Based Compensation. This Statement establishes a fair value based method of accounting for stock-based compensation plans.

         The Statement permits a company to continue the accounting for stock-based compensation prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. If a company elects that option, proforma disclosures of net income (and EPS, if presented) are required in the footnotes as if the provisions of this Statement had been used to measure stock-based compensation.

     The disclosure requirements of Opinion No. 25 have been superseded by the disclosure requirements of this Statement.

         This Statement is not expected to have a material impact on the financial statements of the Company.

         FASB No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, deals with resolving long-standing questions about whether transactions should be accounted for as secured borrowings or as sales. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are considered secured borrowings.

         A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.

         This Statement provides detailed measurement standards for assets and liabilities included in these transactions. It also includes implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interest, servicing of financial assets, securitization, transfers or sales type and direct financing lease receivables, securities lending transactions, repurchase agreements, "wash sales," loan syndications and participation, risk participation in banker's acceptances, factoring arrangements, transfers of receivables with recourse and extinguishment of liabilities.

         This Statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 and is to be applied prospectively. Earlier or retroactive application is not permitted.

         This Statement is not expected to have a material impact on the financial statements of the Company.

         Disclosures about Segments of an Enterprise. In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishing standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishesstandards for related disclosures about products and services, geographic areas, and major customers.

         SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.


         SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. This Statement need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application.


                                  SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY
                                                            September 30
                            ---------------------------------------------------------------------
                                1997          1996           1995         1994          1993
                            ------------- ------------- ------------- ------------- -------------
Financial Condition Data:
  Total assets              $290,601,595  $280,011,850  $276,607,771  $266,455,068  $251,116,307
  Loans receivable, net      235,255,669   223,011,251   218,663,928   209,330,499   201,092,662
  Investments and other
     interest-earning assets  46,439,468    47,970,950    47,811,103    44,711,326    43,514,676
  Deposits                   241,790,139   235,081,440   232,747,018   226,851,009   213,590,085
  Borrowed funds               3,162,400             -     1,000,000             -       542,659
  Stockholders' equity        44,298,170    42,676,765    41,624,026    38,720,750    36,077,655

                                                For Years ended September 30
                            ---------------------------------------------------------------------
                                1997           1996           1995         1994          1993
                            ------------- ------------- ------------- ------------- -------------
Operating Data:
  Interest income           $ 21,897,799  $ 21,736,000  $ 20,685,111  $ 18,689,877  $ 19,298,823
  Interest expense            11,467,559    11,229,590    10,727,454     8,829,951     9,146,451
                            ------------- ------------- ------------- ------------- -------------
  Net interest income         10,430,240    10,506,410     9,957,657     9,859,926    10,152,372
  Provision
    for losses on loans           50,000         8,824        50,058        23,746       154,343
                            ------------- ------------- ------------- ------------- -------------
  Net interest income
     after provision
     for losses on loans      10,380,240    10,497,586     9,907,599     9,836,180     9,998,029
  Other income                   644,164       640,928       630,064       606,722       508,021
  Other expenses               4,228,452     5,930,049     4,146,191     4,259,836     4,087,292
                            ------------- ------------- ------------- ------------- -------------
  Income before income taxes   6,795,952     5,208,465     6,391,472     6,183,066     6,418,758
  Income tax expense           2,593,760     1,996,007     2,492,042     2,424,950     2,571,899
                            ------------- ------------- ------------- ------------- -------------
  Net income                $  4,202,192  $  3,212,458  $  3,899,430  $  3,758,116  $  3,846,859
                            ============= ============= ============= ============= =============

 Net income per common share       $1.22         $0.91         $1.10         $1.06         $1.09
                            ============= ============= ============= ============= =============

Dividends per common share         $0.41         $0.37         $0.31         $0.27         $0.25
                            ============= ============= ============= ============= =============

Other Data:
Average yield on all
  interest-earning assets          7.76%         7.85%         7.68%         7.26%         7.96%
Average cost of all interest-
  bearing liabilities              4.80          4.79          4.65          4.01          4.40
                            --------------  -----------   -----------  ------------ -------------
   Interest rate spread            2.96%         3.06%         3.03%         3.25%         3.56%
                            ==============  ===========   ===========  ============ =============

Number of full service
 banking offices                      7            6            6              6            6
Return on assets (net income
 divided by average
 total assets)                     1.47         1.15         1.43           1.45         1.58
Return on equity (net income
 divided by average total equity)  9.69         7.50         9.66          10.06        11.10
Dividend payout ratio(dividends
 per common share divided by
 net income per common share)     33.61        40.66        41.82          25.79        22.70
Equity to assets ratio (average
 total equity divided by average
 total assets)                    15.22        15.37        14.84          14.43        14.21



                         PEOPLES BANCORP AND SUBSIDIARY
                           Consolidated Balance Sheet


                                                   September 30
                                            1997               1996
                                      ---------------    ----------------
Assets
 Cash and due from banks               $  2,993,154        $  3,207,845
 Interest-bearing deposits                7,738,990           7,823,900
                                      ---------------    ----------------
   Total cash and cash equivalents       10,732,144          11,031,745
 Interest-bearing time deposits             976,000                  --
 Investment securities
   Available for sale                    28,467,800          25,886,015
   Held to maturity                       9,256,678          14,261,035
                                      ---------------    -----------------
    Total investment securities          37,724,478          40,147,050
 Loans                                  236,142,236         223,898,729
 Less: Allowance for loan losses            886,567             887,478
                                      ---------------    -----------------
   Net loans                            235,255,669         223,011,251
 Premises and equipment                   1,712,774           1,467,764
 Federal Home Loan Bank of Indianapolis
  stock at cost                           2,062,200           2,004,400
 Other assets                             2,138,330           2,349,640
                                      ---------------     ----------------

   Total assets                        $290,601,595        $280,011,850
                                      ================    ================

Lbilities
 NOW and savings deposits              $ 70,539,511        $ 68,344,163
 Certificates of deposit                171,250,628         166,737,277
 Short-term borrowings                    3,162,400                  --
 Advances by borrowers for taxes
  and insurance                               1,591               3,450
 Other liabilities                        1,349,295           2,250,195
                                      ---------------    ----------------
       Total liabilities                246,303,425         237,335,085
                                      ---------------    ----------------

Cmitments and Contingencies

Sckholders' Equity
 Preferred stock, $1 par value
  Authorized and unissued--5,000,000 shares
 Common stock, $1 par value
  Authorized--7,000,000 shares
  Issued and outstanding--3,391,986 and
  3,488,241                               3,391,986           3,488,241
 Additional paid-in capital               5,263,589           6,527,542
 Retained earnings--substantially
  restricteded                           35,573,293          32,762,852
 Net unrealized gain (loss) on secur
  available for sale                         69,302            (101,870)
                                      ---------------    -----------------
  Total stockholders' equity             44,298,170          42,676,765
                                      ---------------    -----------------

  Total liabilities and stockholders
   equity                              $290,601,595        $280,011,850
                                      ===============    =================


See notes to consolidated financial statements.

                         PEOPLES BANCORP AND SUBSIDIARY
                        Consolidated Statement of Income

                                              Year Ended September 30
                                          1997           1996           1995
                                      -------------  -------------  ------------
  Interest Income
   Loans                               $18,758,262    $18,645,609    $17,877,066
   Investment securities                 2,052,480      2,068,753      2,284,206
   Other interest and dividend income    1,087,057      1,021,638        523,839
                                      -------------  -------------  ------------
                                       21,897,799     21,736,000     20,685,111
                                      -------------  -------------  ------------
  Interest Expense
   Deposits
     NOW and savings deposits            1,948,834      1,845,731      1,892,010
     Certificates of deposit             9,401,639      9,340,756      8,819,245
   Short-term borrowings                   117,086         43,103         16,199
                                      -------------  -------------  ------------
                                        11,467,559     11,229,590     10,727,454
                                      -------------  -------------  ------------

Net Interest Income                     10,430,240     10,506,410      9,957,657
 Provision for loan losses                  50,000          8,824         50,058
                                      -------------  -------------  ------------
Net Interest Income After Provision for
  Loan Losses                           10,380,240     10,497,586      9,907,599
                                      -------------  -------------  ------------
Other Income
 Fiduciary activities                       54,689         63,089         64,146
 Fees and service charges                  448,124        445,691        410,179
 Other income                              141,351        132,148        155,739
                                      -------------  -------------  ------------
       Total other income                  644,164        640,928        630,064
                                      -------------  -------------  ------------
Other Expenses
 Salaries and employee benefits          2,238,731      2,253,254      2,097,596
 Net occupancy expenses                    294,372        255,784        254,707
 Equipment expenses                        229,011        155,863        160,585
 Data processing expense                   284,328        303,577        294,283
 Deposit insurance expense                 215,984      2,032,186        517,351
 Other expenses                            966,026        929,385        821,669
                                      -------------  -------------  ------------
       Total other expenses              4,228,452      5,930,049      4,146,191
                                      -------------  -------------  ------------
Income Before Income Tax                 6,795,952      5,208,465      6,391,472
 Income tax expense                      2,593,760      1,996,007      2,492,042
                                      -------------  -------------  ------------

Net Income                             $ 4,202,192    $ 3,212,458    $ 3,899,430
                                      =============  =============  ============

Net Income Per Common Share                 $1.22           $.91          $1.10

Average Common Shares Outstanding        3,432,177      3,528,675      3,544,157


See notes to consolidated financial statements.



                                               PEOPLES BANCORP AND SUBSIDIARY
                                  Consolidated Statement of Changes in Stockholders' Equity

                                                                                            Net Unrealized
                                           Common Stock         Additional                  Gain (Loss) on        Total
                                    ----------------------------
                                        Number                    Paid-in      Retained       Securities      Stockholders'
                                      of Shares      Amount       Capital      Earnings   Available for Sale      Equity
-------------------------------------------------- ------------- ------------- ------------ ---------------- ----------------

Balances October 1, 1994               2,363,252     $2,363,252   $8,484,958   $28,052,537     $(179,997)       $38,720,750
   Exercise of stock options               4,000          4,000       16,000            --            --             20,000
   Repurchase of stock                    (4,354)        (4,354)     (77,573)           --                          (81,927)
   Net income for 1995                        --             --           --     3,899,430            --          3,899,430
   Net change in unrealized gain
     (loss) on securities available           --             --           --            --       152,480            152,480
     for sale
   Cash dividends ($0.31 per share)           --             --           --    (1,086,707)           --         (1,086,707)
                                    -------------- -------------- ------------ ------------- -------------- -----------------

Balances September 30, 1995            2,362,898      2,362,898    8,423,385    30,865,260       (27,517)        41,624,026
   Exercise of stock options               3,400          3,400       13,600            --            --             17,000
   Repurchase of stock                   (40,804)       (40,804)    (746,696)           --            --           (787,500)
   Net income for 1996                        --             --           --     3,212,458            --          3,212,458
   Net change in unrealized gain
     (loss)  on securities                    --             --           --            --       (74,353)           (74,353)
     available for sale,
   Cash dividends ($0.37 per share)           --             --           --    (1,314,866)           --         (1,314,866)
                                    -------------- ------------- ------------- ------------- ------------- ------------------

Balances September 30, 1996            2,325,494      2,325,494    7,690,289    32,762,852      (101,870)        42,676,765
   Repurchase of stock                   (64,170)       (64,170)  (1,296,038)                                    (1,360,208)
   Net income for 1997                                                           4,202,192                        4,202,192
   Stock split                         1,130,662      1,130,662   (1,130,662)
   Net change in unrealized gain
     (loss) on securities available                                                              171,172            171,172
     for sale
   Cash dividends ($0.41 per share)                                             (1,391,751)                      (1,391,751)
                                    -------------- ------------- ------------- ------------- ------------- ------------------

Balances September 30, 1997            3,391,986     $3,391,986   $5,263,589   $35,573,293     $  69,302        $44,298,170
                                    ============== ============= ============= ============= ============= ==================


See notes to consolidated financial statements.


                         PEOPLES BANCORP AND SUBSIDIARY
                      Consolidated Statement of Cash Flows

                                                       Year Ended September 30
                                                    1997         1996         1995
                                                ------------ ------------ ------------
Operating Activities
 Net income                                     $ 4,202,192  $ 3,212,458  $ 3,899,430
 Adjustments to reconcile net income to
   net cash provided by
   operating activities
   Provision for loan losses                         50,000        8,824       50,058
   Depreciation and amortization                    255,095      204,083      223,897
   Investment securities amortization, net          (36,876)     (23,481)      35,052
   Amortization of deferred loan fees              (271,410)    (368,361)    (412,144)
   Deferred income tax                              617,401     (385,000)     207,773
   Change in
     Interest receivable                            116,711     (170,033)    (216,202)
     Interest payable                               (26,034)      (4,603)     111,051
   Other adjustments                             (1,660,388)   1,412,211       21,547
                                                ------------ ------------ ------------
Net cash provided by operating activities         3,246,711    3,886,098    3,920,462
                                                ------------ ------------ ------------

Investing Activities
  Net change in interest-bearing deposits          (976,000)     390,256     (373,826)
  Purchases of securities available for sale    (14,636,858) (22,544,576)    (117,678)
  Purchases of securities held to maturity         (320,000)          --     (245,000)
  Proceeds from maturities and paydowns
     of securities held to maturity               5,342,664   14,688,070    1,262,258
  Proceeds from maturities of securities
    available for sale                           14,929,330    7,620,000    4,000,000
  Net change in mutual funds                     (2,563,954)
  Net change in loans                           (12,205,762)  (4,098,609)  (9,238,270)
  Purchases of premises and equipment              (492,605)     (65,338)    (101,415)
  Proceeds from sales of real estate owned          277,254       42,499      235,314
  Purchases of Federal Home Loan Bank of
    Indianapolis stock                              (57,800)     (63,300)     (69,900)
                                                ------------ ------------ ------------
Net cash used by investing activities           (10,703,731)  (4,030,998)  (4,648,517)
                                                ------------ ------------ ------------
Financing Activities
  Net change in
    NOW and savings deposits                      2,192,329   (2,943,040)  (4,773,195)
    Certificates of deposit                       4,542,405    5,279,885   10,560,392
    Short-term borrowings                         3,162,400   (1,000,000)   1,000,000
  Net change in advances by borrowers for
    taxes and insurance                              (1,859)     (76,603)      11,898
  Cash dividends                                 (1,377,648)  (1,274,539)  (1,039,489)
  Exercise of stock options                              --       17,000       20,000
 Repurchase of common stock                      (1,360,208)    (787,500)     (81,927)
                                                ------------ ------------ ------------
Net cash provided (used) by
 financing activities                             7,157,419     (784,797)   5,697,679
                                                ------------ ------------ ------------
Net Change in Cash and Cash Equivalents            (299,601)    (929,697)   4,969,624
Cash and Cash Equivalents, Beginning of Year     11,031,745   11,961,442    6,991,818
                                                ------------ ------------ ------------
Cash and Cash Equivalents, End of Year          $10,732,144  $11,031,745  $11,961,442
                                                ============ ============ ============
Additional Cash Flows and Supplementary Information:
   Interest paid                                $11,493,593  $11,231,922  $10,649,528
   Income tax paid                                1,511,993    2,315,550    2,117,721

See notes to consolidated financial statements.

                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements




Note 1--Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Peoples Bancorp ("Company"), its wholly owned subsidiary, Peoples Federal Savings Bank of DeKalb County ("Bank"), and the Bank's wholly owned subsidiary, Peoples Financial Services, Inc. ("Peoples Financial") conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services, including trust services. As a federally-chartered thrift, the Bank is subject to the regulation of the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation.

The Bank generates mortgage and consumer loans and receives deposits from customers located primarily in DeKalb County, Indiana and surrounding counties. The Bank's loans are generally secured by specific items of collateral including real property and consumer assets.

Consolidation--The consolidated financial statements include the accounts of the Company, the Bank and Peoples Financial after elimination of all material intercompany transactions and accounts.

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately, net of tax, in stockholders' equity. The Company holds no securities for trading.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements


Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

Allowance for loan and real estate losses are maintained to absorb loan and real estate losses based on management's continuing review and evaluation of the loan and real estate portfolios and its judgment as to the impact of economic conditions on the portfolios. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolios, the current condition and amount of loans and foreclosed real estate outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of September 30, 1996 the allowance for loan losses and carrying value of foreclosed real estate are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using accelerated and straight-line methods based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs. When foreclosed real estate is acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Pension plan costs are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by ERISA.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

Earnings per share have been computed based upon the weighted average common shares outstanding during each year. The dilutive effect on earnings per share from unissued stock option shares is not material.

Reclassifications  of  certain  amounts  in  the  1996  consolidated   financial
statements have been made to conform to the 1997 presentation.

                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements


Note 2--Restriction On Cash

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at September 30, 1997, was $788,000.

Note 3--Investment Securities

                                                 September 30, 1997
                                  ---------------------------------------------------
                                                   Gross        Gross
                                                 Unrealized  Unrealized   Fair
                                  Amortized Cost   Gains       Losses     Value
                                  -------------- ---------- ----------- -------------
Available for sale
 Federal agencies                  $19,699,605    $164,200   $ 41,395    $19,822,410
 State and municipal obligations     6,083,716      28,999     31,279      6,081,436
 Marketable equity securities        2,563,954                             2,563,954
                                  -------------- ---------- ----------- -------------
    Total available for sale        28,347,275     193,199     72,674     28,467,800
                                  -------------- ---------- ----------- -------------
Held to maturity
 Federal agencies                    8,000,000         312     32,814      7,967,498
 State and municipal obligation        757,855      14,699                   772,554
 Mortgage-backed securities            498,823      24,212                   523,035
                                  -------------- ---------- ----------- -------------
    Total held to maturity           9,256,678      39,223     32,814      9,263,087
                                  -------------- ---------- ----------- -------------
    Total investment securities    $37,603,953    $232,422   $105,488    $37,730,887
                                  ============== ========== =========== =============

                                       September 30, 1996
                                  -------------------------------------------------------------------
                                                   Gross      Gross
                                                 Unrealized Unrealized    Fair
                                  Amortized Cost   Gains      Losses      Value
                                  -------------- ---------- ----------- -------------
Available for sale
 Federal agencies                  $20,710,594    $36,838    $156,982    $20,590,450
 State and municipal obligations     5,346,630      6,981      58,046      5,295,565
                                  -------------- ---------- ----------- -------------
    Total available for sale       26,057,224     43,819     215,028     25,886,015
                                  -------------- ---------- ----------- -------------

Held to maturity
 Federal agencies                   13,175,118        424     156,862     13,018,680
 State and municipal obligation        455,414     12,210          --        467,624
 Mortgage-backed securities            630,503     32,809         479        662,833
                                  -------------- ---------- ----------- -------------
    Total held to maturity          14,261,035     45,443     157,341     14,149,137
                                  -------------- ---------- ----------- -------------

    Total investment securities    $40,318,259    $89,262    $372,369    $40,035,152
                                  ============== ========== =========== =============

                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

The amortized cost and fair value of securities held to maturity and available for sale at September 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                      1997
                         --------------------------------------------------
                            Held to Maturity         Available for Sale
                         ------------------------ -------------------------
Maturity Distributions    Amortized     Fair       Amortized       Fair
 at September 30            Cost        Value        Cost          Value
                         ----------- ------------ ------------ ------------

Within one year          $2,075,000   $2,065,967  $ 3,321,375   $ 3,326,153
One to five years         6,290,000    6,266,561   14,787,543    14,823,974
Five to ten years           367,855      382,524    5,658,899     5,681,031
After ten years              25,000       25,000    2,015,504     2,072,688
                         ----------- ------------ ------------ ------------
                          8,757,855    8,740,052   25,783,321    25,903,846
Mortgage-backed securities  498,823      523,035           --            --
Marketable equity securities     --                 2,563,954     2,563,954
                         ----------- ------------ ------------ ------------
                         $9,256,678   $9,263,087  $28,347,275   $28,467,800
                         =========== ============ ============ ============

Securities with a carrying value of $4,037,500 were pledged at September 30, 1997 to secure repurchase agreements. There were no securities pledged at September 30, 1996.

There were no sales of securities during the year ended September 30, 1997, 1996, or 1995.

Note 4--Loans and Allowance
                                                     September 30
                                              1997           1996
                                         --------------  --------------
Real estate loans                         $221,723,573    $210,541,364
Construction loans                           5,196,837       5,197,237
Individuals' loans for household
  and other personal expenditures           12,735,795      11,836,185
                                         --------------  --------------
Less:                                      239,656,205     227,574,786
                                         --------------  --------------
   Undisbursed portion of loans              2,443,791       2,717,235
   Deferred loan fees and discounts          1,070,178         958,822
                                         --------------  --------------
                                             3,513,969       3,676,057
                                         --------------  --------------
    Total loans                           $236,142,236    $223,898,729
                                         ==============  ==============

Year Ended September 30           1997            1996             1995
------------------------------------------  --------------  ----------------

Allowance for loan losses
   Balances, October 1         $887,478        $912,268         $1,034,439
   Provision for losses          50,000           8,824             50,058
   Recoveries on loans           33,188          21,715             27,851
   Loans charged off            (84,099)        (55,329)          (200,080)
                           --------------  ---------------  ----------------

   Balances, September 30      $886,567        $887,478          $ 912,268
                           ==============  ===============  ================

                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements


The Company adopted Statement of Financial Accounting Standards (SFAS) No. 114 and No. 118 Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures on October 1, 1995. The adoption of SFAS Nos. 114 and 118 did not have a material impact on the Company's financial position or results of operations.

Note 5--Premises and Equipment
                                                         September 30
                                                    1997               1996
                                        --------------------  -----------------

Land                                           $   356,238       $    356,238
Buildings                                        2,565,259          2,561,159
Equipment                                        1,620,626          1,204,628
                                        --------------------  -----------------
         Total cost                              4,542,123          4,122,025
Accumulated depreciation                        (2,829,349)        (2,654,261)
                                        --------------------  -----------------
         Net                                    $1,712,774         $1,467,764
                                        ====================  =================


Note 6--Other Assets and Other Liabilities
                                                    September 30
                                               1997               1996
                                        ----------------  ------------------
Other assets
   Interest receivable
      Loans                                $1,226,393         $1,234,223
      Investment  securities                  566,722            675,603
   Foreclosed real estate                          --            110,297
   Deferred income tax asset                       --            100,545
   Prepaid expenses and other                 345,215            228,972
                                       -----------------  --------------------
         Total other assets                $2,138,330         $2,349,640
                                       =================  ====================
 Other liabilities
   Dividends payable on common stock      $   361,812        $   347,709
   Deferred income tax liability              639,357                 --
   Accrued deposit insurance premium               --          1,500,872
   Accrued expenses and other                 348,126            401,614
                                       ----------------  ---------------------
         Total other liabilities           $1,349,295         $2,250,195
                                       ================  =====================

                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements


Note 7--Deposits
                                                     September 30
                                              1997                  1996
                                      -----------------  ----------------------

Demand deposits                          $ 35,940,976        $ 28,728,351
Savings deposits                           34,563,685          39,583,982
Certificates and other time deposits
  of $100,000 or more                      17,366,591          16,664,414
Other certificates and time deposits      153,668,708         149,828,480
Interest payable                              250,179             276,213
                                      -----------------  ----------------------

         Total deposits                  $241,790,139        $235,081,440
                                      =================  ======================

Certificates and other time deposits maturing in years ending September 30:

   1998         $104,673,414
   1999           51,082,282
   2000            8,302,959
   2001            4,127,985
   2002            2,848,659
              ----------------

                $171,035,299
              ================


Note 8--Short-term Borrowings

Securities sold under agreement to repurchase totaling $3,162,400 at September 30, 1997, consist of obligations of the Company to other parties. The obligations are secured by investment securities and such collateral is held by a safekeeping agent. The maximum amount of outstanding agreements at any month-end during 1997 totaled $3,292,639 and the average of such agreements totaled $2,412,000. The agreements at September 30, 1997 matured on October 1, 1997. There were no outstanding agreements during 1996.

                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

Note 9--Income Tax
                                              Year Ended September 30
                                    1997            1996             1995
                               -------------  ----------------  ---------------
Income tax expense:
   Currently payable:
     Federal                     $1,518,553      $1,809,917        $1,731,032
     State                          457,806         571,090           553,237
   Deferred:
     Federal                        489,827        (270,000)          186,114
     State                          127,574        (115,000)           21,659
                               -------------  ----------------  ---------------

   Total income tax expense      $2,593,760      $1,996,007        $2,492,042
                               =============  ================  ===============

Reconciliation of federal statutory to actual tax expense:
 Federal statutory income
   tax at 34%                    $2,310,624      $1,770,878        $2,173,100
 Effect of state income taxes       386,351         301,019           379,431
 Other, net                        (103,215)        (75,890)          (60,489)
                               -------------  ----------------  ---------------
         Actual tax expense      $2,593,760      $1,996,007        $2,492,042
                               =============  ================  ===============

A cumulative deferred tax liability and asset of $639,357 and $100,545 is included in other liabilities and other assets at September 30, 1997 and 1996, respectively. The components of the asset and liability are as follows:

                                                                          September 30
                                                                     1997           1996
                                                                 --------------  -------------
Differences in accounting for accrued expenses                             --        $594,000
Differences in accounting for loan fees                              $300,842         231,457
Differences in depreciation methods                                   (44,639)        (24,389)
Differences in accounting for loan and real estate losses             351,081         351,441
Tax bad debt reserves in excess of base year                         (964,077)       (975,221)
FHLB of Indianapolis stock dividend                                   (78,527)        (78,527)
Differences in accounting for pensions and other employee benefits                      13,469
Net unrealized (gains) losses on securities available for sale        (53,161)         69,340
Other                                                                (150,876)        (81,025)
                                                                 --------------  --------------
                                                                    $(639,357)       $100,545
                                                                 ==============  ==============

Assets                                                               $651,923      $1,259,707
Liabilities                                                         1,291,280)     (1,159,162)
                                                                 --------------  --------------
                                                                    $(639,357)    $   100,545
                                                                 ==============  ==============


Retained earnings at September 30, 1997, include approximately $6,778,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,300,000 at September 30, 1997.


Note 10--Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk at September 30 were as follows:

                                          1997               1996
                                 ---------------------------------------
Commitments to extend credit          $16,331,400        $11,926,600

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

The Bank has employment agreements with two officers which include provisions for payment to them of three years' salary in the event of their termination in connection with any change in ownership or control of the Company, other than by agreement. The agreements have terms of three years which may be extended annually for successive periods of one year.

The Company and subsidiary are also subject to possible claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 11--Restriction on Dividends

The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders. The OTS regulations provide that a savings association which meets fully phased-in capital requirements and is subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent of surplus capital existing at the beginning of the calendar year without supervisory approval but with 30 days prior notice to the OTS. Any additional amount of capital distributions would require prior regulatory approval. At September 30, 1997, total stockholders' equity of the Bank was $34,184,090 of which approximately $14,510,000 was available for the payment of dividends to the Company.

In 1997, the Company's board of directors approved the repurchase of up to 240,000 of the Company's outstanding shares of common stock ("1997 Plan"). Such purchases will be made subject to market conditions in the open market or block transactions. At September 30, 1997, the Company has repurchased 25,656 shares of its outstanding stock under the 1997 Plan.

On October 4, 1997, the Company authorized a three-for-two stock split in the form of a stock dividend to shareholders of record on November 7, 1997, and will issue an additional 1,130,662 shares of the Company's common stock. All references in the accompanying consolidated financial statements to per share amounts have been restated to reflect the stock split.


Note 12--Regulatory Capital

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

At September 30, 1997, the management of the Bank believes that it meets all capital adequacy requirements to which it is subject. The most recent notification from the regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed this categorization.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements

The Bank's actual and required capital amounts and ratios are as follows:

                                                                September 30, 1997
                                              ------------------------------------------------------
                                                              Required for Adequate   To Be Well
                                                  Actual          Capital (1)        Capitalized(1)
                                               ------------------------------------------------------
                                               Amount   Ratio     Amount   Ratio    Amount  Ratio
-----------------------------------------------------------------------------------------------------
Total risk-based capital (1) (to risk-weighted
   assets)                                     $34,955  24.67%  $11,334    8.0%    $14,167  10.0%
Core capital 1 (to adjusted tangible assets)    34,080  12.00%    8,523    3.0%     17,046   6.0%
Core capital 1 (to adjusted total assets)       34,080  12.00%    8,523    3.0%     14,205   5.0%
(1) As defined by regulatory agencies

The Bank's tangible capital at September 30, 1997 was $34,080,000, which amount was 12.00 percent of tangible assets and exceeded the required ratio of 1.5 percent.


Note 13--Employee Benefit Plans

The Bank is a participant in a pension fund known as the Financial Institutions Retirement Fund ("FIRF"). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets exceeded the value of vested benefits in the aggregate as of June 30, 1997, the date of the latest actuarial valuation. Pension expense was $10,698, $153,848 and $114,070 for 1997, 1996 and 1995. This plan provides pension benefits for substantially all of the Bank's employees.

The Company has a stock option plan in which 162,000 common shares were reserved at September 30, 1997, for issuance under the plan. The option exercise price will not be less than the fair market value of the common stock on the date of the grant of the option. The date on which the options are first exercisable is determined by the Board of Directors, and the terms of the stock options will not exceed ten years from the date of grant.

The weighted option price at September 30, 1996 and for those options exercised in 1996 and 1995, was $3.33 per share.
                                                        September 30
                                                 1997        1996         1995
                                               ---------------------------------
Shares under option after restatement for stock split:
 Outstanding at beginning of year                 --         5,100       11,100
 Exercised during the year                        --         5,100        6,000
 Outstanding and exercisable at end of year       --            --        5,100
                                               =================================

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


The Company has established an employee stock ownership plan ("ESOP") covering substantially all employees of the Company. The ESOP is designed to enable eligible employees to acquire Company common stock. The cost of the ESOP is borne by the Company through annual contributions to an employee stock ownership trust ("Trust") in amounts determined annually by the Board of Directors. Shares of common stock acquired by the ESOP are to be allocated to each participating employee and held until the employee's termination, retirement or death. At September 30, 1997 and 1996, the Trust owned 50,703 and 49,562 shares of the Company's common stock, all of which shares have been allocated to employee accounts. Employees may vote allocated shares, and the trustees may vote unallocated shares. Plan contributions charged to expense totaled $77,932, $73,940 and $72,824 for 1997, 1996 and 1995, respectively.


Note 15--Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Interest-bearing Deposits--The fair value of interest-bearing time deposits approximates carrying value.

Securities and Mortgage-backed Securities--Fair values are based on quoted market prices.

Loans--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable--The fair values of interest receivable/payable approximate carrying values.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits--The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Short-term borrowings--The fair value of short-term borrowings approximates market value.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


Advances by Borrowers for Taxes and Insurance--The fair value of advances by borrowers for taxes and insurance approximates carrying value.

The estimated fair values of the Company's financial instruments are as follows:

                                                          September 30
                                                      1997                    1996
                                            ---------------------------------------------------
                                            Carrying         Fair     Carrying       Fair
                                             Amount          Value     Amount        Value
                                            ----------- ------------- ------------ ------------
Assets
   Cash and cash equivalents               $ 10,732,144  $ 10,732,144 $ 11,031,745 $ 11,031,745
   Interest-bearing deposits                    976,000       976,000           --           --
   Investment securities available for sale  28,467,800    28,467,800   25,886,015   25,886,015
   Investment securities held to maturity     9,256,678     9,263,087   14,261,035   14,149,137
   Loans                                    236,142,236   237,213,206  223,898,729  224,376,294
   Interest receivable                        1,793,115     1,793,115    1,909,826    1,909,826
   Stock in FHLB                              2,062,200     2,062,200    2,004,400    2,004,400


Liabilities
   Deposits                                 241,539,960   241,467,192  234,805,227  234,919,630
   Short-term borrowings                      3,162,400     3,162,400           --           --
   Interest payable                             251,421       251,421      276,304      276,304
   Advances by borrowers for taxes and
     insurance                                    1,591         1,591        3,450        3,450



                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

Note 16--Quarterly Results of Operations (Unaudited)

                                                                       Average
                                               Provision                Common     Earnings
Quarter   Interest   Interest    Net Interest   For Loan      Net       Shares      Per
Ending    Income     Expense       Income        Losses      Income   Outstanding   Share
------- ----------- ----------- ------------- ----------- ----------- ----------- ---------
Dec 96  $ 5,385,443 $ 2,811,494  $ 2,573,949    $ 11,315   $  943,729  3,468,419   $0.27
Mar 97    5,329,118   2,803,134    2,525,984        (485)   1,034,761  3,444,413    0.30
Jun 97    5,562,104   2,874,152    2,687,952      22,700    1,093,103  3,414,836    0.32
Sep 97    5,621,134   2,978,779    2,642,355      16,470    1,130,599  3,398,987    0.33
        ----------- ----------- ------------ ------------ -----------
        $21,897,799 $11,467,559  $10,430,240    $ 50,000   $4,202,192
        =========== =========== ============= =========== ===========

Dec 95  $ 5,426,782 $ 2,855,748  $ 2,571,034    $(36,502)  $1,031,209  3,544,347   $0.29
Mar 96    5,511,194   2,800,922    2,710,272      34,739    1,071,819  3,548,097    0.30
Jun 96    5,428,628   2,768,770    2,659,858      17,925    1,027,157  3,522,107    0.29
Sep 96    5,369,396   2,804,150    2,565,246      (7,338)      82,273  3,500,228    0.03
        ----------- ----------- ------------- ----------- ------------
        $21,736,000 $11,229,590  $10,506,410    $  8,824   $3,212,458
        =========== =========== ============= =========== ============

Note 17--Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company.

                             Condensed Balance Sheet
                                                        September 30
                                                    1997             1996
                                            ---------------  ----------------

Assets
   Cash                                       $    29,525       $       --
   Securities purchased from subsidiary
    under agreement to resell                   4,064,079         4,278,290
   Investment in subsidiary                    34,184,104        33,123,537
   Securities available for sale                6,081,437         5,295,565
   Securities held to maturity                    215,000           245,000
   Interest receivable                             87,261            75,925
   Other assets                                       969             6,157
                                            ---------------  -----------------
       Total assets                           $44,662,375       $43,024,474
                                            ===============  =================

Liabilities
   Dividends payable on common stock          $   361,812      $    347,709
   Other                                            2,393                --
                                            ----------------------------------
       Total liabilities                          364,205           347,709
                                            ----------------------------------

Stockholders' equity
   Common stock                                 3,391,986         3,488,241
   Additional paid-in capital                   5,263,589         6,527,542
   Retained earnings                           35,573,293        32,762,852
   Net unrealized gain (loss) on
    securities available for sale                  69,302          (101,870)
                                            ----------------------------------
                                               44,298,170        42,676,765
                                            ----------------------------------
Total liabilities and stockholders' equity    $44,662,375       $43,024,474
                                            ==================================

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


                          Condensed Statement of Income

                                                  September 30
                                             1997               1996
                                        ----------------------------------

Income
 Dividends from subsidiary               $3,000,000          $3,500,000
 Interest on investments                    365,654             296,353
Expenses                                    (57,937)           (69,211)
                                        --------------   -----------------

Income before equity in undistributed
 income of subsidiary and income
 tax expense
                                          3,307,717          3,727,142
Equity in undistributed incom
 of subsidiary                              927,455           (489,734)
                                        --------------   -----------------
Income before income tax                  4,235,172          3,237,408
Income tax expense                           32,980             24,950
                                        --------------   -----------------
Net income                               $4,202,192         $3,212,458
                                        ==============   =================

                        Condensed Statement of Cash Flows

                                                                        September 30
                                                                  1997            1996
                                                              -------------  --------------
 Net cash provided by operating activities                      $3,294,089     $3,738,114
                                                             --------------  ---------------

Cash flows from investing activities:
 Purchases of securities available for sale                    (1,700,919)     (2,876,180)
 Proceeds from maturities of securities held to maturity           30,000               -
 Proceeds from maturities of securities available for sale        930,000       1,620,000
 Net change in securities purchased under agreement to resell     214,211        (517,067)
                                                             --------------  ---------------
  Net cash used by investing activities                          (526,708)     (1,773,247)
                                                             --------------  ---------------
Cash flows from financing activities:
 Stock options exercised                                               --          17,000
 Stock repurchased                                             (1,360,208)       (787,500)
 Cash dividends                                                (1,377,648)     (1,274,539)
                                                             --------------  ---------------
  Net cash used by financing activities                        (2,737,856)     (2,045,039)
                                                             --------------  ---------------
Net change in cash                                                 29,525         (80,172)
Cash at beginning of year                                              --          80,172
                                                             --------------  ---------------
Cash at end of year                                           $    29,525     $        --
                                                             ==============  ===============

                          Independent Auditor's Report


     To the Stockholders and
     Board of Directors
     Peoples Bancorp
     Auburn, Indiana


     We have audited the consolidated balance sheet of Peoples Bancorp and subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp and subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.



     Geo. S. Olive & Co., LLC
     Indianapolis, Indiana
     October 21, 1997




                    STATEMENT OF MANAGEMENT'S RESPONSIBILITY


         The management of Peoples Bancorp is responsible for the preparation and integrity of the consolidated financial statements and all other information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and therefore, include estimates based on management's' judgment and estimates.

         Management maintains a system of internal controls to meet its responsibility for reliable financial information and the protection of assets. This system includes proper segregation of duties, the establishment of appropriate policies and procedures, and careful selection, training and supervision of qualified personnel. In addition, both independent auditors and management periodically review the system of internal controls and report their findings to the Audit Committee of the Board of Directors.

         The Committee is composed of non-management directors and meets periodically with the independent auditors and management to review their respective activities and responsibilities. Each has free and separate access to the Committee to discuss accounting, financial reporting, internal control and audit matters.

         Management recognized that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. However, management believes that the Company's system of internal controls provides reasonable assurance that financial information is reliable and that assets and customer deposits are protected.




Roger J. Wertenberger
Chief Executive Officer




Maurice F. Winkler III
President




Deborah K. Stanger
Chief Financial Officer





                Peoples Federal Philosophy of Community Banking

            Peoples Federal Savings Bank believes in community banking. Peoples serves individuals and small to medium-sized businesses in its market areas. We believe that community banking is the most consistently profitable type of banking.

          Peoples believes that community banking operates best with empowerment of local management you know and trust.

            Peoples emphasizes funding of its assets with retail core deposits generated in its branches and main office. Peoples does not use brokered deposits and believes borrowings should be kept to a minimum.

            Peoples is a secured local lender and always emphasizes credit quality over asset growth. The costs of poor credit far outweigh the benefits of unwise asset growth.

            Peoples believes it is essential to be well-capitalized with a strong balance sheet. Capital is the cushion against poor economic times and errors in credit judgment.

            Peoples is very expense control oriented. A profitable community bank must be a low-cost provider of services.

            Peoples is very sales oriented and believes in sharing profits with the community and with all employees.

            Peoples places a high priority on the development of technology to enhance productivity, customer service and new products. Properly applied technology reduces costs and enhances services. Peoples is committed to providing extra services through convenient access, innovative products and good customer relations. Many of our customers bank with us because we are convenient.

            Peoples encourages open employee communications. Peoples promotes from within whenever possible and places the highest priority on honesty, integrity and ethical behavior.

            Peoples believes in community participation, both financially and through volunteerism.

            Peoples practices affirmative action and does not discriminate against anyone in employment or the extension of credit.

            Peoples Federal is committed to providing affordable housing for low income people. Several programs are in place with the Federal Home Loan Bank of Indianapolis ("FHLB") to assist our low income customers with their housing needs.